SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Cancellation of Stock Option Grant

On April 28, 2006, the board of directors of Kookmin Bank approved and ratified the cancellation of 15,000 stock options previously granted, on March 18, 2005 to Hyo Nam Choi, former Head of Regional Head Office. The reason for the cancellation is the retirement of the grantee within 2 years after the grant date.

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Grant of Stock Option

On April 28, 2006, the board of directors of Kookmin Bank approved and ratified stock option grants to Mr. Young Mo Lee, the Head of Regional Head Office.

Pursuant to Article 13 of the Articles of Incorporation, the board of directors’ resolution of granting stock options is subject to approval and ratification at the first-coming shareholders’ meeting after the date of grant.

The purpose of these stock option grants is to motivate our management towards meeting internal business targets and conducting responsible management practices. The methods through which we may grant these stock options are provided in more detail below.

1.	Grant Date: April 28, 2006

2.	Number of Stock Options: 30,000 shares (Granted over 3 years)

3.	Exercise Price (Index-Linked Stock Option)

Exercise price = (81,900) Won x (1 + TRS of the three major competitors x 0.4)

(1)	Rounded up to the nearest 100 Won.

(2)	(81,900) Won is the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

(3)	TRS of the three major competitors shall mean (the sum of each of the three major competitor’s total market cap at the expected exercise share confirmation date less the sum of each of the three major competitor’s total market cap at the grant date) divided by the sum of each of the three major competitor’s total market cap at the grant date.

Total market cap at the expected exercise share confirmation date shall mean the “expected exercise share confirmation date closing price” multiplied by the number of outstanding shares as of the expected exercise share confirmation date. The “expected exercise share confirmation date closing price” shall be the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to the expected exercise share confirmation date; (ii) one month prior to the expected exercise share confirmation date; and (iii) one week prior to the expected exercise share confirmation date.

Total market cap at the grant date shall mean the “grant date closing price” multiplied by the number of outstanding shares as of the grant date. The “grant date closing price” shall be the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

(4)	Three major competitors shall mean the Shinhan Financial Group, Hana Financial Group and Woori Financial Group.

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(5)	In the event of (i) a grantee’s early retirement, the day before such retirement date and (ii) the expected exercise share confirmation date falling on a holiday, the day before such holiday, each such day shall be deemed the expected exercise share confirmation date.

(6)	If the growth rate of the three major competitors’ total market cap is negative, the exercise price shall be (81,900) Won.

4.	Method of Exercise

Kookmin Bank may grant shares to a grantee who exercised his or her stock option by:

- issuing new common shares

- delivering treasury shares (which will be common shares), or

- giving grantees of the stock options cash or treasury shares for the value of which is equivalent to the difference between the exercise price and the market price

5.	Exercise Period: From April 29, 2009 to April 28, 2014

6.	Adjustment to Exercise Price and Number of Stock Options

In the event that there is a capital increase, stock dividend, stock split, reverse stock split, merger or consolidation, capital reduction, reduction of retained earnings or cancellation of issued stocks as a result of the redemption of redeemable stocks and such event requires an adjustment in the exercise price or number of exercisable shares pursuant to these stock option grants, then such adjustment shall be made in accordance with a resolution passed by our board.

7.	Adjustment Following Resignation

If any grantee resigns or ceases his/her office within 3 years after the grant of stock option and the conditions for exercising his/her stock options have been satisfied, such grantee may exercise his/her options, adjusted pursuant to the formula below and rounded down to the nearest whole share.

Formula

Exercisable number of shares shall mean the number of shares granted by the stock option grant multiplied by the number of days at work1 divided by the number of days in the three years.

[1]	The term of office beginning after the grant of stock option

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: April 28, 2006	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP
Executive Director

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